Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Cardiome Pharma Corp.

6190 Agronomy Rd, Suite 405

Vancouver, BC V6T 1Z3

2.	Date of Material Change

March 15, 2013

3.	News Release

March 15, 2013 - Vancouver, Canada

4.	Summary of Material Change

Cardiome Pharma Corp. reported financial results for the fourth quarter and year ended December 31, 2012. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States (U.S. GAAP).

5.	Full Description of Material Change

See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Name: Jennifer Archibald

Title: Chief Financial Officer

Phone No.: 604-677-6905

9.	Date of Report

March 15, 2013

Per: ____“Jennifer Archibald”____

Jennifer Archibald,

Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome Reports Fourth Quarter and Full Year 2012 Financial Results

Cardiome to conduct conference call and webcast today, March 15, at 8:15 a.m. Eastern (5:15 a.m. Pacific)

Vancouver, Canada, March 15, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the fourth quarter and year ended December 31, 2012. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States (U.S. GAAP).

Financial Results for 2012

The net loss for the year ended December 31, 2012 was $18.3 million ($0.30 loss per share), compared to a net loss of $27.9 million ($0.46 loss per share) for the year ended December 31, 2011. The net loss for 2012 was largely due to restructuring charges, expenditures spent on clinical development efforts and pre-clinical research projects, as well as other operating costs. The loss in 2012 was partially offset by the recognition of an $11.2 million gain on the settlement of debt due to Merck. The net loss for 2011 was largely due to expenditures incurred on clinical development efforts, pre-clinical research projects and other normal operating costs.

Total revenue for 2012 was $0.8 million, a decrease of $0.7 million from $1.5 million in 2011.

Research and development (R&D) expenditures were $6.0 million for 2012, as compared to $15.2 million for 2011. R&D expenditures consist of clinical development expenditures and research expenditures. Clinical development expenditures for 2012 were $0.9 million, as compared to $6.5 million for 2011. The decrease of $5.6 million in expenditures was primarily due to reduced costs for vernakalant (IV) as a result of the termination of the ACT 5 clinical trial. Research expenditures for 2012 were $5.2 million, as compared to $8.7 million for 2011. The decrease of $3.5 million in expenditures was primarily due to the restructuring initiatives which eliminated our internal research activities.

General and administration (G&A) expenditures for 2012 were $9.6 million compared to $11.5 million for 2011. The decline was primarily due to a decrease in wages and benefits as a result of our workforce reductions in 2012. Amortization was $1.2 million for 2012, as compared to $1.1 million for 2011. Interest expense for 2012 and 2011 was $4.3 million and $2.2 million, respectively. The increase in interest expense was due to a higher outstanding balance owing to Merck during fiscal 2012.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $0.5 million for 2012, as compared to $1.9 million for 2011.

Financial Results for the Fourth Quarter 2012

Net income for the fourth quarter of 2012 (Q4-2012) was $7.7 million ($0.13 income per share), as compared to a net loss of $5.9 million ($0.10 loss per share) for the fourth quarter of 2011 (Q4-2011). The net income in Q4-2012 was largely due to an $11.2 million gain on the settlement of debt owed to Merck.

Total revenue for Q4-2012 and Q4-2011 were $0.1 million and $0.4 million, respectively. R&D expenditures for Q4-2012 were $0.4 million, as compared to $3.4 million for Q4-2011.

G&A expenditures for Q4-2012 were $2.4 million, as compared to $2.1 million for Q4-2011. Interest expense for Q4-2012 and Q4-2011 were $0.9 and $0.6 million, respectively.

Liquidity and Outstanding Share Capital

At December 31, 2012, the company had cash and cash equivalents of $41.3 million. Subsequent to year end, Cardiome paid the remaining $13 million of the debt settlement amount under its settlement agreement with Merck. As of March 14, 2013, the company had 62,351,691 common shares issued and outstanding and 5,299,909 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $2.76 per share.

Conference Call

Cardiome will hold a teleconference and webcast on Friday, March 15, 2013 at 8:15 a.m. Eastern (5:15 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 15, 2013. Please dial 416-764-8677 or 888-390-0541 and enter code 229431# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

###